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Philip T. Hinkle philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

November 23, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company Inc.

Registration Statement on Form N-2

File Numbers: 333-205540; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company Inc., a Delaware corporation (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in phone calls between Asen Parachkevov of the Staff and Philip T. Hinkle and Erin M. Lett of Dechert LLP, outside counsel to the Fund, on November 20, 2015 and between Mr. Parachkevov and Ms. Lett on November 23, 2015.

For your convenience, the Staff’s comments are summarized in this letter, and each summarized comment is followed by the applicable response. Concurrently, the Fund is filing pre-effective amendment no. 5 (“Amendment No. 5”) to its registration statement on Form N-2 (the “Registration Statement”) via EDGAR. We will also provide under separate cover courtesy copies of Amendment No. 5, as submitted and marked to show the changes from pre-effective amendment no. 4 to the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	Please provide the status of review by the Financial Industry Regulatory Authority (“FINRA”) of the Registration Statement.

Response: The Fund hereby confirms that the Registration Statement has been reviewed and cleared by FINRA.

Asen Parachkevov November 23, 2015 Page 2

2.	Please confirm that the Fund will submit any underwritten offering pursuant to the Registration Statement to FINRA for its prior approval of the underwriting terms.

Response: The Fund hereby confirms that it will submit any underwritten offering pursuant to the Registration Statement to FINRA for its prior approval of the underwriting terms.

3.	Please confirm that all material terms (other than pricing terms), including the senior or subordinated status, of any securities that may be offered pursuant to the Registration Statement are reflected in the relevant form of prospectus supplement filed as an exhibit to the Registration Statement. Please undertake that the Fund will file and have declared effective a post-effective amendment to the Registration Statement prior to any offering of securities for which the material terms differ from those in the form of prospectus supplement.

Response: The Fund hereby confirms that all material terms (other than pricing terms) of any securities that may be offered pursuant to the Registration Statement are reflected in the relevant form of prospectus supplement filed as an exhibit to the Registration Statement. The Fund also notes that, as a registered closed-end fund, the Fund can only issue a single class of senior securities representing indebtedness and, therefore, all debt securities issued pursuant to the Registration Statement will have the same ranking.

In addition, the Fund undertakes to file and have declared effective a post-effective amendment to the Registration Statement prior to any offering of securities for which the material terms differ from those in the relevant form of prospectus supplement.

4.	Please confirm that the offering document for any offering pursuant to the Registration Statement for the account of a stockholder will comply with the requirements of Item 6 of Form N-2.

Response: The Fund hereby confirms that the offering document for any offering pursuant to the Registration Statement for the account of a stockholder will comply with the requirements of Item 6 of Form N-2. The Fund supplementally notes that the disclosure in Amendment No.5 complies with the requirements of Item 6 as of November 23, 2015 and that such disclosure will be included and updated in the prospectus supplement for any offering in which a selling stockholder participates.

5.	Please confirm that any selling stockholder that is an affiliate of the Fund will bear its own expenses in connection with any offering.

Response: The Fund hereby confirms that any selling stockholder who is an affiliate of the Fund at the time of the applicable offering will bear its own expenses, including any incremental printing, legal, filing or similar expenses incurred as a result of the selling stockholder’s participation in the offering, and has revised its disclosure consistent with this comment. The Fund supplementally notes that each of the identified selling stockholders is currently an affiliate of the Fund.

6.	Revise the Fee Table to include an assumption regarding leverage that the Fund will incur in the next 12 months.

Response: As requested, the Fund has revised the Fee Table in this Registration Statement to reflect an assumption regarding leverage to be incurred by the Fund in the next 12 months. Consistent with this comment, for this Registration Statement, the Fund has also revised the Effects of Leverage table to reflect such assumption regarding leverage.

Asen Parachkevov November 23, 2015 Page 3

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The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to any filing, (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of disclosure in its filings and (iv) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3460 or by email at philip.hinkle@dechert.com or Thomas J. Friedmann at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle

cc:	Thomas P. Majewski, Chief Executive Officer, Eagle Point Credit Company Inc.

Nauman S. Malik, General Counsel, Eagle Point Credit Management LLC

Thomas J. Friedmann, Dechert LLP